September 27, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief

Mark P. Shuman, Branch Chief – Legal

Katherine Wray, Staff Attorney

Christine Davis, Assistant Chief Accountant

Jennifer Fugario, Staff Accountant

Re:	RealPage, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 24, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

Filed August 7, 2012

File No. 001-34846

Ladies and Gentlemen:

RealPage, Inc. (the “Company”) submits this letter in response to comments from the staff (the “Staff ”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 14, 2012 relating to our Form 10-K for the Fiscal Year Ended December 31, 2011, Filed February 24, 2012 and Form 10-Q for the Quarterly Period Ended June 30, 2012, Filed August 7, 2012 (File No. 001-34846).

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 56

1.	We note your response to prior comment 2 relating to your consideration of disclosing metrics reflecting your existing customers’ rates of renewal, upgrades and expansions. Please provide further support for your apparent determination that such metrics are not material to an understanding of your financial results. In this regard, we note the key business metrics (i.e., the number of on demand units and non-GAAP on demand revenue per average on demand unit) and the qualitative disclosures highlighted in your response. These disclosures, however, do not appear to explain the respective effects on revenue changes from period to period of customer retention, increased sales to existing customers, and sales to new customers. Please explain to us further how you concluded that such metrics are not also material or necessary to give readers a view of the company through the eyes of management, in light of your substantial dependence on customer renewals and subscription expansions. Refer to Section III.B.1 of SEC Release No. 33-8350.

In addition, in future filings, please revise your risk factor regarding customer renewals and expansions appearing at the top of page 18 of your Form 10-K to provide quantitative context regarding the level of customer turnover that you have historically experienced. We note in this regard the statement that you have experienced, and expect to continue to experience, some level of turnover. If turnover for the relevant fiscal period(s) has been immaterial, please provide disclosure to that effect. Such disclosures will enhance readers’ understanding of the scope and extent to the risks described.

We believe that detailed disclosures of customers’ rates of renewal, upgrades and expansions of our on demand products are not material to an understanding of our financial results because of the nature of our business. We believe that rates of renewal, upgrades and expansions are best understood through our metrics of on demand units and non-GAAP on demand revenue per average on demand unit (“RPU”).

We have approximately 7,800 customers that utilize our on demand products and manage approximately 7.3 million rental housing units. The number of units managed by our customers ranges from less than 150 units to over 100,000 units. Customer utilization of our on demand products and services varies on a customer by customer basis. No individual customer represented more than 3% of our rental housing units served or total revenues from our sale of on demand products and services for the fiscal year ended December 31, 2011. Since we offer approximately 50 on demand products and services, which are primarily priced based on the number of units managed, the number of products and services used by our customers, the number of units managed by our customers, changes in those numbers and changes in our pricing of our products and services are relevant to our revenues whereas the change in the number of our customers is generally not meaningful and could be misleading.

There follows an example of when disclosure of a loss of a customer would be misleading. In this example, we lose a customer but gain in revenues. One of our customers, Company A, sells all of its properties to Company B. Company A utilizes four of our products and services, which represents RPU of $30, and Company B utilizes six of our products and services, which represents RPU of $60. Company B’s purchase of Company A’s properties would constitute a contraction in customer renewal (measured at a customer level) but would likely result in an expansion of services because Company B would likely use the six products and services with higher RPU, which it has historically used to manage its units, to manage the units it acquires from Company A. Therefore, the net effect in this example would be an increase in total revenue and RPU while unit count remained constant and customer count decreased.

Due to the complexity of the variables affecting our revenue, we manage our business based on the number of units using our on demand products and services and RPU. This enables us to evaluate the change in the number of on demand software products and services used by our customers to manage their rental housing units. We disclose statistics about the units using our on demand products and services and our RPU in our MD&A.

We also disclose in our Selected Financial Data the number of on demand customers at period end, even though we do not specifically use that statistic in managing our business. To the extent that the primary reason for any of the changes in units or in the RPU is the result of the loss of one or more customers that manage large numbers of units, we will disclose that information.

Finally, we will provide quantitative context related to historical renewal rates at a unit level. With respect to the risk factor, we plan to supplement the language in our risk factor in future filings to clarify that it is not the number of customers per se that makes a difference to our revenues but, rather, the number of units managed by customers and the number of products and services that such a customer uses to manage those units. We expect to revise the title to that risk factor to read as follows: “Our business depends substantially on the renewal of our products and services for use by units managed by our customers and the increase in the use of our on demand products and services for the management of units by our customers.” We will also revise the text of that risk factor and review other risk factors to use similar terminology.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Item 1. Financial Statements

Condensed Consolidated Statements of Operations, page 2

2.	We note that you included the $8.5 million in legal fees and accrual of the settlement of the Yardi litigation within general and administrative expenses. As this amount appears material to the three and six months ended June 30, 2012, please tell us what consideration was given to separately presenting this amount on the face of the Statement of Operations. Refer to Rule 10-01(a)(3) of Regulation S-X.

We note that we considered Rule 10-01(a)(3) of Regulation S-X in connection with our presentation of the settlement of the Yardi litigation. Rule 10-01(a)(3) states, “Interim statements of income shall also include major captions prescribed by the applicable sections of this Regulation.” Rule 5-03 of Regulation S-X sets forth the major captions of the statements of income. These major captions include “Selling, General and Administrative Expenses,” which we report as “Sales and marketing” and “General and administrative” in both our interim and annual reports.

We do not believe that presentation of the settlement amount and legal fees related to the Yardi litigation as a separate line item in the income statement was required in the Form 10-Q. We note that Rule 10-01(a)(2) clearly states that the balance sheet “shall include only major captions” [emphasis added] and Rule 10-01(a)(3) states that “[i]nterim statements of income shall also include major captions.” Therefore, we believe that the income statement in the Form 10-Q is only required to include the major caption of Selling, General and Administrative, which we have already broken out, as noted above. Nevertheless, we did consider whether the settlement amount and legal fees should be disclosed on the face of the income statement in order for the statements not to be misleading. We concluded that such presentation was not required. In order to ensure that this item was fully disclosed, we note that Footnote 8 to the financial statements discloses the amount of “the settlement and other related legal costs” that we expensed in the second quarter of 2012 and our MD&A identified in the section relating to changes in “General and administrative” the amount of the Yardi settlement and related legal fees affecting the increase in the amounts reported in that line item.

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding this letter to the undersigned by telephone to 972-820-3919 by facsimile to 972-820-3932. Thank you for your assistance.

Respectfully submitted,

/S/ TIMOTHY J. BARKER
Timothy J. Barker

cc: Margot Lebenberg Carter, RealPage, Inc.